UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang, 50200

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Effectiveness of Share Consolidation and Warrant Adjustment

As previously reported by GIBO HOLDINGS LIMITED (the “Company”), at an extraordinary general meeting of the Company held on April 6, 2026 (the “EGM”), the Company’s shareholders approved to, among other things, (i) implement share consolidation(s) of ordinary shares of the Company, par value US$0.0002 each, whereby all the issued and outstanding and unissued ordinary shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years following the date of the EGM, at exact consolidation ratio(s) and effective time(s) as the board of directors of the Company (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (collectively, the “Share Consolidations” and each, a “Share Consolidation”) shall not exceed 100:1; (ii) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidation(s), and determine exact consolidation ratio(s) and effective date(s) of such Share Consolidation(s); and (iii) authorize the Board to settle as the Board considers expedient any difficulty in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder the number of consolidated shares of such class which are held by such shareholder being rounded down to the nearest whole number of consolidated shares of such class.

On May 25, 2026, the Board approved to effect a Share Consolidation at a ratio of twenty-five (25)-for one, such that (i) every twenty-five (25) issued and unissued Class A ordinary shares, par value US$0.0002 each, in authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.005 each (the “Consolidated Class A Ordinary Shares”), and (ii) every twenty-five (25) issued and unissued Class B ordinary shares, par value US$0.0002 each, in authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.005 each (the “Consolidated Class B Ordinary Shares”), where the authorized share capital of the Company shall be changed from US$10,000,000 divided into 50,000,000,000 ordinary shares, par value US$0.0002 each, to US$10,000,000 divided into 2,000,000,000 shares, par value US$0.005 each, comprising of (i) 1,800,000,000 Consolidated Class A Ordinary Shares and (ii) 200,000,000 Consolidated Class B Ordinary Shares. Upon the implementation of the Share Consolidation, the Company’s that third amended and restated memorandum and articles of association, as currently in effect, will be deleted and substituted in their entirety with the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&A”), in the form attached hereto as Exhibit 99.1.

Beginning with the opening of trading on June 29, 2026, the Company’s Class A ordinary shares are expected to be traded on the Nasdaq Capital Market under the existing ticker symbol “GIBO” on a Share Consolidation-adjusted basis with a new CUSIP number G38617133.

No fractional Class A or Class B ordinary share shall be issued in connection with the Share Consolidation, and instead the Company will round down to the nearest whole number of consolidated shares in lieu of issuing factional shares that would have been issued in the Share Consolidation.

The Company’s transfer agent, Transhare Corporation, is acting as the exchange agent for the Share Consolidation. Shareholders who hold their shares in book-entry form or in “street name” (i.e., through a broker, bank or other holder of record) are not required to take any action. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the Share Consolidation would otherwise result in a shareholder owning a fractional share. The Company has published a press release which is attached hereto as Exhibit 99.2.

In connection with the Share Consolidation, on June 24, 2026, the Company also issued a notice (the “Warrant Adjustment Notice”) to holders of its warrants to purchase Class A ordinary shares (the “Warrants”). In the Warrant Adjustment Notice, the Company notified its warrant agent, Continental Stock Transfer & Trust Company (the “Warrant Agent”), and the Warrant holders that the Company has made the following adjustments to its outstanding Warrants, effective beginning with the opening of trading on June 29, 2026:

●	the number of Class A ordinary shares issuable upon the exercise of each pre-Share Consolidation Warrant to purchase Class A ordinary share will decrease proportionately to the Share Consolidation ratio, resulting in each such Warrant being exercisable for 1/25th of one Consolidated Class A Ordinary Share; and

●	the exercise price of each post-Share Consolidation Warrant to purchase one whole Consolidated Class A Ordinary Share will be proportionately increased 25-fold (relative to a pre-Share Consolidation Warrant to purchase one Class A ordinary share), to $57,500.00 per Consolidated Class A Ordinary Share.

The Warrant Adjustment Notice was provided by the Company pursuant to the terms of the Warrant Agreement, dated June 27, 2023 (the “Warrant Agreement”), by and between Bukit Jalil Global Acquisition 1 Ltd. (as predecessor to the Company) and the Warrant Agent, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of May 8, 2025, by and among Bukit Jalil Global Acquisition 1 Ltd., Bukit Jalil Global Investment Ltd., the Company and the Warrant Agent.

In accordance with the terms of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants.

Beginning with the opening of trading on June 29, 2026, the Warrants will continue to be available for trading on the Nasdaq Capital Market under the existing ticker symbol “GIBOW” subject the foregoing adjustments with the existing CUSIP number G38617117 unchanged.

The foregoing descriptions of the Warrant Adjustment Notice is a summary of the material terms of the Warrant Adjustment Notice and does not purport to be complete and is qualified in its entirety by reference to the Warrant Adjustment Notice, which is attached hereto as Exhibit 99.3.

Exhibits Index

Exhibit No.	Description
99.1	The Fourth Amended and Restated Memorandum and Articles of Association
99.2	Press Release
99.3	Warrant Adjustment Notice, effective June 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer